Exhibit 4.4

Back to Contents

THIS AGREEMENT is dated as of       2004

B E T W E E N:

(1)	CADBURY SCHWEPPES PUBLIC LIMITED COMPANY (registered in England No. 52457) whose registered office is at 25 Berkeley Square, London W1J 6HB ("the Company")

and

(2)	[Name] of [Address] (“the Executive”).

WHEREBY IT IS AGREED as follows:

1.	Definitions

In this Agreement:

"Annual Incentive Plan"	means the Annual Incentive Plan ("AIP") as from time to time in effect. References to the Executive's "target AIP" at any point in time means the Executive's target percentage under the AIP multiplied by his base salary at such time;

"Associated Company"	means a company which is from time to time a subsidiary or a holding company of the Company or a subsidiary (other than the Company) of a holding company of the Company. In this definition "subsidiary" and "holding company" have the same meanings as in Section 736 of the Companies Act 1985, as originally enacted; and "associated undertaking" has the same meaning as in paragraph 20 of Schedule 4(A) of the Companies Act 1985;

"the Board"	means the Board of Directors from time to time of the Company or its duly appointed committee;

"the Long Term Incentive Plan"	means the Cadbury Schweppes plc 1997 Long Term Incentive Plan, established by a resolution of the Remuneration Committee passed on 9th May, 1997, as amended from time to time;

"the Bonus Share Retention Plan"	means the Bonus Share Retention Plan adopted by the Remuneration Committee on 31 January 1997 as amended from time to time.

Back to Contents

2.	Term of Appointment

(A)	Subject to Clauses 17(A) and 17(B), the Executive shall serve the Company as [insert job title] unless and until his employment shall be terminated by the Company giving to the Executive not less than 12 months' notice in writing or the Executive giving to the Company not less than six months’ notice in writing in either case expiring at any time.

(B)	This Agreement and the Executive's employment shall in any event terminate on the date on which the Executive reaches age 60.

3.	Powers and Duties

(A)	The Executive shall exercise such powers and perform such duties (not being duties inappropriate to his senior status) in relation to the business of the Company or any Associated Company as may from time to time be vested in or assigned to him by the Company. The Executive shall comply with all reasonable directions from, and all regulations of, the Company.

(B)	The Executive, who shall work such hours as may reasonably be required for the proper performance of his duties, shall devote the whole of his time, attention and abilities during those hours to carrying out his duties in a proper, loyal and efficient manner, shall during those hours devote his full attention to the business and affairs of the Company and shall use his best efforts, skills and abilities to promote its interests. Nothing in this Agreement shall preclude the Executive from engaging in charitable and community affairs and managing his personal investments, provided that such activities do not interfere with the performance of his duties or responsibilities hereunder. In addition, nothing in this Agreement shall preclude the Executive from serving as a Non-Executive Director in a company other than the Company or an Associated Company, provided that any such Non-Executive Directorship must be approved in advance by the Chief Executive Officer and must be in accordance with the Company's policies and procedures for such positions as in effect from time to time.

(C)	The Executive shall travel to such places as the Company may from time to time reasonably require.

(D)	The Executive’s normal place of work shall be Group Headquarters, 25 Berkeley Square, London W1J 6HB or within a 25 mile radius of such location. The normal place of work of the Executive may be outside that 25 mile radius if agreed by the Executive and the Company.

(E)	The Company may at any time or from time to time after notice has been given under Clause 2(A) or for the purposes of investigating alleged misconduct, suspend the Executive from the performance of his duties or exclude him from any premises of the Company, subject to a maximum period of 6 months or, if longer, to coincide with all or any part of the period of notice given under Clause 2(A)), and in such event the Company shall give its reason for so doing. All benefits, including the Executive’s salary, bonus and other benefits provided

Back to Contents

under Clauses 4,5,6,7,8 and 9 will not cease to be payable by reason only of suspension or exclusion. During any period of suspension, the Executive will continue to be bound by the provisions of this Agreement and must continue at all times to conduct himself with good faith towards the Company and not do anything harmful to the Company.

4.	Salary and Incentive Plan

(A)	The Executive shall be paid every four weeks in arrears for his services during his employment a salary notified to the Executive in writing on the date hereof or at such higher rate or rates as the Board or the Remuneration Committee of the Board may from time to time determine and notify to the Executive in writing. In those accounting years containing 53 weeks, the annual salary will be divided by 53 and 4/53rds paid for 12 Periods and 5/53rds for one Period.

(B)	At least once in each 12 months the Company shall review, but shall not be obliged to increase, the salary payable under this Agreement.

(C)	Throughout the Executive's employment under this Agreement the Company shall operate an annual incentive plan, the Bonus Share Retention Plan, and a long term incentive plan which shall provide for the payment of additional remuneration to the Executive upon the attainment of targets specified in such plans. The Executive accepts and acknowledges that, in drawing up the terms and conditions of such plans, the Company may, in its sole discretion, change the terms and conditions of such plans from the terms and conditions of prior plans, based on the Company's determination of its business needs at that time. Without limiting the foregoing, the Company may change the types of targets used and the extent and manner in which the targets relate (or do not relate) to budget contracts, economic profit, total share owner return, earnings per share or other financial plans or policies of the Company. Although the Company may alter the incentive plans:-

(i)	it must always be possible for the Executive to earn in each year up to the same proportion of his salary expressed as a percentage, as it was possible for him to earn in the immediately preceding year; and

(ii)	any plans (taken together) must provide a reasonable opportunity for the Executive to earn up to the same level of incentive award as the immediately preceding plans.

(D)	If the Company puts into place additional or alternative bonus schemes or incentive plans from those in effect on the date hereof, the aggregate amount which the Executive is likely to earn under all such schemes or plans shall be used for purposes of determining whether the Company has complied with Clause (C)(i) and (ii) above.

(E)	The Executive shall not be entitled to any other salary or fees as an ordinary or executive director or employee of the Company or any Associated Company and the Executive shall, as the Company may direct, either waive his right to any such salary or fees or account for the same to the Company.

Back to Contents

5.	Pensions

The Company will pay the Executive a personal pension allowance equal to 30% of the Executive's base salary, which shall be paid every 4 weeks in arrears with the Executive's salary. At the election of the Executive the Company will use part of this allowance to provide for life cover and long term disability income protection for the Executive, subject to the Company being able to purchase suitable cover and subject to the Executive submitting to the conditions of such cover, including a medical examination.

6.	Flexible Benefits

(A)	The Company, at its discretion, operates a flexible benefits scheme (the "Choices Benefit Plan"), under which the Executive has the flexibility to select the amount to be spent on certain benefits. The Choices Benefit Plan runs annually from the beginning of Period 4 to the end of Period 3 the following year (the "Scheme Period"). In most cases, elections for benefits under the Choices Benefit Plan must be made in the prescribed form by mid to late March, annually. They will take effect in the next Scheme Period. If no form of election is received the Company will apply the last election received to benefits for the next Scheme Period.

(B)	As part of the Executive's participation in the Choices Benefit Plan, the Executive will receive an annual allowance under the Choices Benefit Plan (the "Choices Allowance") of an amount notified to the Executive from time to time. The Executive may supplement his Choices Allowance by exchanging some of his base salary in return for an increase in his Choices Allowance.

(C)	Further details on the Choices Benefit Plan will be provided to the Executive by the Company.

(D)	The Company does not guarantee or underwrite the value of the choices made under the Choices Benefit Plan and will be under no obligation to make good any loss in value of a benefit to the Executive during the Scheme Period.

(E)	The Company cannot give and is not giving independent financial advice about the choices the Executive makes. If the Executive has any specific concerns he should refer them to an independent financial adviser.

(F)	Throughout the Executive's employment under this Agreement if the Company alters or withdraws any or all of the benefits described in this Clause 6 so that their aggregate value is reduced by at least ten per cent when compared with their value immediately before their alteration or withdrawal, then the Company shall increase the salary payable to the Executive by an amount equivalent to the gross sum required to enable the Executive to provide the relevant benefits for himself on the basis upon which they were provided immediately before the alteration or withdrawal was made. In this Clause "value" means the cash cost to the Executive of providing the benefits.

Back to Contents

7.	Share Options

The Company shall procure that the Executive has the opportunity to participate in the Company's 1994 Share Option Plan (and any successor scheme).

8.	Expenses

The Company shall reimburse to the Executive, against production of receipts if requested, all reasonable travelling, hotel, entertainment and other out-of-pocket expenses which he may from time to time be authorised to incur in the execution of his duties hereunder.

9.	Holidays

(A)	The core annual holiday entitlement for the Executive is 25 days (pro rata in the first year of employment) plus 8 public and bank holidays (pro rata in the first year of employment). The holiday year runs from 1 April to the following 31 March and holiday must be taken during that period at times agreed with the Chief Executive. During annual, public and bank holidays the Executive will be paid his basic salary.

(B)	If the Executive leaves the Company during a holiday year, the Executive’s holiday entitlement will be calculated on a pro rata basis. Where accrued holiday cannot be taken on termination of employment payment in lieu of holiday will be made, calculated on the basis of 1/260th of his current annual Base Salary for each outstanding day’s holiday. Where the Executive has taken holiday in excess of his holiday entitlement a sum equivalent to any salary received for holiday taken in excess of his holiday entitlement will be deducted by the Company from any sums due to the Executive, calculated on the basis of 1/260th of his current annual Base Salary for each day taken in excess of his holiday entitlement.

10.	Inventions and Improvements

(A)	In this Clause "Intellectual Property" means inventions (whether patentable or not, and whether or not patent protection has been applied for or granted), improvements, developments, discoveries, proprietary information, trade marks, trade names, logos, art work, slogans, know-how, processes, designs (whether or not registrable and whether or not design rights subsist in them), utility models, works in which copyright may subsist (including computer software and preparatory and design materials therefor), and all works protected by rights or forms of protection of a similar nature or having equivalent effect anywhere in the world.

(B)	Subject to the provisions of the Patents Act 1977 (“PA 1977”), the Registered Designs Act 1949 and the Copyright Designs and Patents Act 1988 (“CDPA 1988”), if at any time in the course of or in connection with his employment under this Agreement the Executive makes or discovers or participates in the making or discovery of any Intellectual Property directly or indirectly relating to or capable of being used in the business of the Company or any Associated Company, full details of the Intellectual Property shall immediately be disclosed in writing by him to the Company and the Intellectual Property shall be the

Back to Contents

absolute property of the Company. At the request and expense of the Company, the Executive shall give and supply all such information, data, drawings and assistance as may be necessary or in the opinion of the Company desirable to enable the Company to exploit the Intellectual Property to the best advantage, and shall execute all documents and do all things which may be necessary or in the opinion of the Company desirable for obtaining patent or other protection for the Intellectual Property in such parts of the world as may be specified by the Company and for vesting the same in the Company or as it may direct.

(C)	In relation to the discovery or creation of Intellectual Property in the course of his duties under this Agreement, the Executive irrevocably appoints the Company to be his attorney in his name and on his behalf to sign, execute or do any such instrument or thing and generally to use his name for the purpose of giving to the Company (or its nominee) the full benefit of the provisions of this Clause, and in favour of any third party a certificate in writing signed by any director of the Company or the Group Secretary that any instrument or act falls within the authority conferred by this Clause shall be conclusive evidence that such is the case.

(D)	If the Executive shall at any time make or discover or participate in the making or discovery of Intellectual Property which belongs to the Company, the Executive shall not without the written consent of the Company apply for patent or other protection for the Intellectual Property either in the United Kingdom or elsewhere, and shall not do anything which might adversely affect the Company's right to obtain patent or other protection therefor.

(E)	The Executive hereby assigns to the Company by way of prospective assignment the copyright and rights in designs (whether registered or unregistered) and any other proprietary rights for the full terms thereof throughout the world in respect of all copyright works and designs originated, conceived or made by the Executive (except only those copyright works and designs wholly unrelated, both directly and indirectly, to the activities of the Company or any Associated Company and those written, originated, conceived or made wholly outside the period of the Executive's employment under this Agreement). The Executive hereby expressly waives any and all of his moral rights and rights of a similar nature (including the rights conferred by Sections 77,80 and 84 of the CDPA 1988) in respect of all copyright works created by the Executive and owned by the Company.

(F)	For the purposes of Section 39(1)(a) of the PA 1977, the course of the normal duties of the Executive shall include the use of the equipment, supplies, facilities, research, know-how, technology, trade secrets and confidential information of the Company and any Associated Company and the Executive has the duty to use the same for the sole benefit of the Company or Associated Company (as appropriate) so that any invention made by the Executive which in any way depends upon or was made or facilitated by the use of the equipment, supplies, facilities, research, know-how, technology, trade secrets or confidential information of the Company or any Associated Company shall belong to the Company. The Company and the Executive agree that the nature of the duties and responsibilities of the Executive are and are expected to continue to be such

Back to Contents

that the Executive has a special obligation to further the interests of the Company's undertaking within the meaning of Section 39(1)(b) of the PA 1977, and that all inventions made by the Executive in the course of his duties do and shall belong to the Company.

(G)	Rights and obligations under this Clause shall continue in force after termination of this Agreement in respect of Intellectual Property made or discovered during the Executive's employment under this Agreement and shall be binding upon his heirs, successors, assigns and representatives.

11.	Confidential Information

The Executive shall not, either during his employment or thereafter, use to the detriment or prejudice of the Company or any Associated Company or, except in the proper course of his duties, divulge to any person any trade secret or any other confidential information concerning the business or affairs of the Company or any Associated Company which may have come to his knowledge during his employment. Nothing in this Agreement shall preclude the Executive from making a "protected disclosure" in accordance with the provisions of the Employment Rights Act 1996 ("whistleblowing").

12.	Non-Solicitation/Non-Competition

(A)	In this Clause:

"Business" means any business or businesses of the Company or any company in the Group in or with which the Executive has been involved or concerned at any time during the period of 52 weeks prior to the Termination Date;

"directly or indirectly" means you acting either alone or jointly with or on behalf of any other person, firm or company, whether as principal, partner, manager, executive, employee, contractor, director, consultant, investor or otherwise;

"Group" means the Company and each Associated Company;

"Key Personnel" means any person who is at the Termination Date or was at any time during the period of 52 weeks prior to the Termination Date employed or engaged in the Business in a managerial capacity;

"Prospective Customer" means any person, firm or company who has been engaged in negotiations in the period of 52 weeks prior to the Termination Date, with which the Executive has been personally involved, with the Company or a company in the Group with a view to purchasing goods and services from the Company or any company in the Group;

"Relevant Customer" means any person, firm or company who at any time during the 52 weeks prior to the Termination Date was a customer or client of the Company or any company in the Group, with whom or which the Executive has dealt other than in a de minimis way or for whom or which the Executive

Back to Contents

was responsible on behalf of the Company or any company in the Group at any time during that period;

"Relevant Goods or Services" means any goods or service competitive with those supplied by the Company or any company in the Group at any time during the 52 weeks prior to the Termination Date in the supply of which the Executive was involved or concerned at any time during that period;

"Relevant Period" means:

(a)	for the purposes of Clause 12(B) the period of 52 weeks from the Termination Date; and

(b)	for the purposes of Clause 12(C) the period of 104 weeks from the Termination Date; and

(c)	for the purposes of Clause 12(D) the period of 104 weeks from the Termination Date;

In each case less any number of weeks during which the Executive has been suspended from his duties pursuant to Clause 3(E) for a period which expires on or shortly before the Termination Date;

"Relevant Supplier" means any person, firm or company who at any time during the 52 weeks prior to the Termination Date was a supplier of any goods or services (other than utilities and goods or services supplied for administrative purposes) to the Company or any company in the Group with whom or which the Executive had personal dealings during his employment other than in a de minimis way; and

"Termination Date" means the date on which the Executive's employment terminates.

(B)	Non-competition

(a)	Without prejudice to any other provision of this Agreement the Executive will not without the prior written consent of the Company directly or indirectly at any time within the Relevant Period engage or be concerned or interested in any business concern which (a) competes or (b) will at any time during the Relevant Period compete with the Business. This clause shall not restrain the Executive from being engaged or concerned in any business insofar as his duties or work shall relate solely:

(i)	to geographical areas where the business concern is not in competition with the Business; or

(ii)	to services or activities of a kind other than involving the Relevant Goods or Services.

Back to Contents

(b)	The Executive acknowledges and agrees that in his capacity as a senior officer he is privy to highly confidential information relating to the global business of the Company and the Group, including (without limitation) information on the strategic plans and objectives of the Business. Accordingly, without the consent of the Company, the Executive agrees (without prejudice to any other provision of this Agreement) that he will not, during the Relevant Period, either personally or by an agent directly or indirectly either on his own account or for any other person, firm or company or in association with or in the employment of any other person, firm or company be engaged in or concerned directly or indirectly in any executive, technical or advisory capacity in certain businesses which compete globally with the business of the Company and the Group, the names of which shall be notified to him from time to time and in any event on the Termination Date. At the date of this Agreement those businesses include:

The Coca-Cola Company; PepsiCo, Inc; Nestlé S.A.; Kraft Foods Inc; Hershey Foods Corporate; Ferrero SpA; Mars, Incorporated; and Wm. Wrigley Jr. Company

For the purposes of this Clause 12(B) the list of companies set out above or notified to the Executive shall include all direct and indirect subsidiaries and divisions of these companies.

(C)	Non-solicitation and non-dealing – The Executive shall not without the prior written consent of the Company directly or indirectly at any time within the Relevant Period:

(a)	solicit the custom of; or

(b)	facilitate or assist the solicitation of; or

(c)	deal with,

any Relevant Customer in respect of any Relevant Goods and Services; or

(a)	solicit the custom of; or

(b)	facilitate or assist the solicitation of; or

(c)	deal with,

any Prospective Customer in respect of any Relevant Goods or Services; or

(a)	interfere; or

Back to Contents

(b)	endeavour to interfere,

with the continuance of supplies to the Company and/or any company in the Group (or the terms relating to those supplies) by any Relevant Supplier.

(D)	The Executive shall not without the prior written consent of the Company directly or indirectly at any time during the Relevant Period:

(a)	entice away from the Company or any company in the Group; or

(b)	endeavour to entice away from the Company or any company in the Group; or

(c)	employ or engage; or

(d)	endeavour to employ or engage; or

(e)	assist any other person to do any of the foregoing,

any Key Personnel.

(E)	The Executive agrees that if he receives an offer of employment (whether oral or in writing and whether accepted or not) either during the continuance of this Agreement or during the continuance of any other restrictions set out in this Clause 12 he shall immediately inform the Company of the identity of the offeror and its terms. Without prejudice to the Executive's obligation in relation to confidentiality, he will provide to the person making the offer details of the substance of the restrictions contained in this Clause 12.

(F)	The provisions of this Clause shall constitute severable undertakings given for the benefit of the Company and each company in the Group and may be enforced by the Company on behalf of any of them.

(G)	The Executive will not at any time after the end of his employment directly or indirectly represent himself as being in any way connected with or interested in the business of the Group (except, if it be true, as a shareholder of the Company or as a director of the Company).

(H)	The Executive acknowledges that the restrictions contained in this Clause 12 in view of the nature of the business in which the Group is engaged, are reasonable and necessary in order to protect the legitimate interests of the Group and that any violation of them would result in irreparable injuries to the Group which would not be readily ascertainable or compensable in terms of money, and therefore the Executive further acknowledges that, in the event of his violation of any of these restrictions, the Group shall be entitled to obtain from any court of competent jurisdiction temporary, preliminary and permanent injunctive relief as well as damages and an equitable accounting of all earnings, profits and other benefits arising from his violation, which rights shall be cumulative and in addition to any other rights or remedies to which the Group may be entitled. The Executive further agrees that if it is determined by a court

Back to Contents

that he breached the terms of this Clause 12 the Group shall be entitled to recover from him all costs and reasonable legal fees incurred as a result of the Company's attempts to redress his breach or to enforce the Company's rights and protect the Company's legitimate interests.

13.	Return of Property

The Executive shall promptly whenever requested by the Company and in any event upon the termination of his employment deliver up to the Company all property belonging to the Company or any Associated Company including without limitation phones, computers, fax machines, credit cards and all lists of clients or customers, correspondence and all other documents, papers and records which may have been prepared by him or have come into his possession, custody or control in the course of his employment, and the Executive shall not be entitled to and shall not retain any copies thereof. Title and copyright therein shall vest in the Company.

14.	Directorship

(A)	The removal of the Executive from the office of Director of the Company or the failure of the Company in general meeting to re-elect the Executive as a Director of the Company (if under the Articles of Association for the time being of the Company he shall be obliged to retire by rotation or otherwise) shall terminate the Executive's employment under this Agreement. Such termination shall be taken to be a breach by the Company of this Agreement unless at the time of removal or failure to re-elect the Company was entitled to terminate the Executive's employment in accordance with Clause 16(A). The Executive shall not during his employment resign his office as a Director of the Company or of any Associated Company (unless the Executive is entitled to terminate this Agreement in accordance with Clause 16(B)) or do anything which could cause him to be disqualified from continuing to act as such a Director.

(B)	Upon the termination of the Executive's employment howsoever arising and without prejudice to any rights which he may have under this Agreement the Executive shall forthwith resign from office as a Director of the Company and any and all Associated Companies in default of which the Company is hereby irrevocably authorised to appoint some person in his name and on his behalf to sign any documents and do any things necessary to give effect thereto.

15.	Death

Upon the death of the Executive, salary shall be paid for the then current pay period. The Executive may use part of the pension allowance to purchase life cover as specified in Clause 5.

16.	Termination of Employment

(A)	If the Executive:

(i)	shall be or become incapacitated from any cause whatsoever from efficiently performing his duties hereunder for 12 consecutive months or

Back to Contents

for 120 working days in aggregate in any period of 12 consecutive months; or

(ii)	shall have an order under Section 253 of the Insolvency Act 1986 made in respect of him or an interim receiver of his property is appointed under Section 286 of that Act; or

(iii)	shall be or become prohibited by law from being a Director; or

(iv)	shall be convicted of a serious crime or shall engage in a dishonest act against the Company or any Associated Company or shall engage in any wilful misconduct that is injurious to the financial condition or business reputation of the Company or any Associated Company; or

(v)	shall stop receiving payments made by any Long-Term Disability Income Plan Scheme but not on account of returning to actual service;

then the Company shall be entitled by notice in writing to the Executive to terminate forthwith his employment under this Agreement, provided always that any such termination under (i) above does not prejudice the Executive's entitlements under any Long-Term Disability Income Plan. The Executive shall have no claim against the Company by reason of such termination.

Any delay or forbearance by the Company in exercising any right of termination shall not constitute a waiver of it.

(B)	If the Company:

(i)	shall reduce salary or fail to provide incentive awards as set forth in Clause 4; or

(ii)	shall commit any material breach of this Agreement, including, without limitation, a breach as set forth in Clause 14(A) of this Agreement or a failure by the Company to comply with any of its obligations as set forth in Clauses 2(A), 3(D), 5, 6, 7, 8 or 9 of this Agreement; or

(iii)	shall purport summarily to terminate this Agreement other than pursuant to Clause 2(B) or Clause 16(A); or

(iv)	shall alter materially and adversely either the scope of the Executive's job or the manner of its performance or the level of the Executive's responsibilities or his reporting requirements or materially reduce the scope of the Executive’s duties; or

(v)	shall fail to cause any successor in business to the Company to enter into an agreement with the Executive on the same terms as this Agreement;

then the Executive shall be entitled by notice in writing to the Company to terminate forthwith his employment under this Agreement.

Back to Contents

17.	Payments and Benefits

(A)	Subject to Clause 17(B), in any of the circumstances described in Clause 16(B) the Company shall forthwith pay to the Executive by way of liquidated damages the following amounts and shall provide the following benefits

(i)	the Company shall pay the Executive an amount equal to the Executive's full gross salary for one year assuming that salary had continued to be paid at the same rate as immediately prior to the date of termination (the reference to "gross salary" in this Clause 17(A) shall mean Executive's base salary before any withholdings but excluding any bonuses, pension allowance, special compensation, foreign service premiums, tax equalisation payments, cost of living adjustments and fringe benefits);

(ii)	the Company shall pay the Executive an amount equal to the Executive’s target AIP award in effect when the notice of termination is given under Clause 17(B)(i);

(iii)	the Company shall continue the payment of the Executive’s pension allowance as described in clause 5 and the Executive’s benefits under the Choices Benefit Plan described in Clause 6 at no cost to the Executive for a period of one year after the date of termination or if earlier (1) the commencement of equivalent benefits from the Executives new employer or (2) the Executive attaining the age of 60. If it is impractical or impossible to continue such benefits after the date of termination of employment, then the Company shall pay the Executive an amount equal to the gross sum required to enable the Executive to provide the relevant benefits for himself on the same basis they were provided immediately before termination of employment. Notwithstanding the foregoing Executives participation in disability plans and Executives travel accident insurance shall terminate on termination of employment;

(iv)	the Company shall make available at its expense to the Executive the services of an outplacement firm designated by the Company; and

(v)	the Company shall pay reasonable legal costs incurred by the Executive in connection with the preparation of a compromise agreement up to a maximum of £15,000.

(B)	If the Executive is within one year of his normal retirement date set out in Clause 2(B) when the date of termination occurs then the salary and target AIP payments described in Clause 17(A)(i) and 17(A)(ii) should be paid pro-rata to the period outstanding.

(C)	The Executive shall not be entitled to a payment under Clause 17(A) unless he has:

Back to Contents

(i)	notified the Company in writing that he considers that Clause 16(B) applies and provided full details of why it applies; and

(ii)	to the extent the situation is capable of redress, allowed the Company 20 working days from the date of receiving such written notification from the Executive to redress the situation, and the situation is redressed.

(D)	Upon any termination of the Executive’s employment, except for termination pursuant to Clause 16(A), the Company shall pay to the Executive or his estate his pro-rata accrued portion of his actual award under the annual incentive plan for the year in which the date of termination occurs. Such payment shall be calculated by multiplying such actual award by a fraction, the numerator of which is the number of weeks in the applicable year which precede the date of termination and the denominator of which is 52 (such pro-rata amount shall be paid to the Executive by the Company in a lump sum within ninety (90) days following the end of the calendar year in which the date of termination occurs).

(E)	Upon any termination of the Executive's employment, he or his estate, heirs and beneficiaries, as the case may be, shall be entitled to all accrued benefits under any pension scheme, option scheme, long term incentive plan or any other benefit plan of the Company. Whether the Executive is entitled to any pro rata amount in the year of termination shall depend on the terms and conditions of the applicable scheme or plan of the Company.

(F)	Any payment by the Company to the Executive and the payment or provision of any accrued benefits as provided in Clauses 17(A), (B), (D) and (E) shall be made in full and final settlement of all and any claims arising out of the Executive's employment, its termination, or his ceasing to hold the office of director of the Company or any Associated Company and, if so requested by the Company, the Executive shall enter into a compromise agreement or such other form of release as is determined by the Company.

18.	Miscellaneous Matters

(A)	None of the Executive's employment with any previous employer counts as part of the Executive's continuous period of employment with the Company for the purpose of the Employment Rights Act 1996. The Executive's employment with the Company began on [insert date].

(B)	The Company's disciplinary rules and procedures, as in force from time to time, shall apply to the Executive. The Company reserves the right to leave out any or all of the stages of those rules and procedures where it considers it appropriate to do so. The Executive is expected at all times to conduct himself in a manner consistent with his senior status.

(C)	If the Executive has a grievance relating to his employment he may apply in person to the Chief Executive of the Company. If the matter is not then settled, the Executive may write to the Remuneration Committee of the Board setting out full details of the matter.

Back to Contents

(D)	The Executive consents to the Company and any Associated Company holding and processing, both electronically and manually, the data it collects in relation to the Executive in the course of the Executive's employment, for the purposes of the administration of the Company and any Associated Company and the management of their employees and business and for compliance with applicable procedures, law and regulation and to the transfer, storage and processing by the Company or any Associated Company of such data outside the European Economic Area, in particular to and in the USA and any other country in which the Company and any Associated Company have offices.

(E)	The Contracts (Rights of Third Parties) Act 1999 shall not confer any benefit on any person who is not a party to this Agreement, but this Clause shall be without prejudice to the rights which any Associated Company would otherwise have had.

19.	Notices

All notices hereunder shall be in writing and deemed given if delivered by hand and receipted or if mailed by registered mail, return receipt requested. Notices to the Company shall be directed to the Company Secretary at the Company's headquarters. Notices to the Executive should be directed to the Executive's last known home address.

20.	Other Agreements

(A)	This Agreement sets forth the entire agreement and understanding of the parties hereto with respect to the matters covered hereby. Any other contracts of employment between the Company and any Associated Companies and the Executive are hereby cancelled by mutual agreement with effect from the date hereof without prejudice to any right of the Executive to incentives or other remuneration which shall have accrued due prior to that date and remain unpaid.

(B)	The Executive acknowledges and warrants that there are no agreements or arrangements whether written, oral or implied between the Company or any Associated Company and the Executive relating to the employment of the Executive other than those expressly set out in this Agreement and that he is not entering into this Agreement in reliance on any representation not expressly set out herein.

21.	Severability

In the event that any provision or portion of this Agreement shall be determined to be invalid or unenforceable for any reason the remaining provisions of this Agreement shall remain in full force and effect to the fullest extent permitted by law.

22.	Binding Effect

This Agreement shall be binding upon and inure to the benefit of the Executive, the Company, any Associated Company and any successor organisation or organisations which shall succeed to substantially all the business and property of the Company,

Back to Contents

whether by means of merger, demerger, consolidation, acquisition of shares or acquisition of substantially all the assets of the Company or otherwise, including by operation of law.

23.	Governing Law

This Agreement shall be governed by and construed under English law and each of the parties hereby irrevocably agrees for the exclusive benefit of the Company that the Courts of England are to have jurisdiction to settle any disputes which may arise out of or in connection with this Agreement.

IN WITNESS whereof this Agreement has been entered by or on behalf of the parties the day and year first before written

THE COMMON SEAL	)
of the Company affixed	)
in the presence of:-)

Director

Secretary

SIGNED and delivered )
as a Deed by the )
Executive in the presence of )

Signature of Witness……………………………………

Name of Witness ………………………………………

Address …………………………………………………

……………………………………………………………

CA050970067

Back to Contents

DATED AS OF       2004

CADBURY SCHWEPPES
PUBLIC LIMITED COMPANY

- and -

[         ]

SERVICE AGREEMENT

Slaughter and May
One Bunhill Row
London EC1Y 8YY

Ref: RXD

CA050970067